                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     ------------

                                     SCHEDULE 13d
                                    (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (AMENDMENT NO. __)(1)


                          PROTEIN POLYMER TECHNOLOGIES, INC.
                          ----------------------------------
                                   (Name of Issuer)

                                     Common Stock
                                     ------------
                            (Title of Class of Securities)

                                     74369 7 104
                                     -----------
                                    (CUSIP Number)

                                    MARC SCHNEIDMAN
                                    ---------------
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (415) 288-2396
                    ---------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 8, 1998
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 8 Pages)

---------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO. 74369 7 104                 13D                  Page 2 of 9 Pages
---------------------                                     ---------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /x/ (b)  / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES                -------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
          OWNED BY EACH                      322,000
            REPORTING               -------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                   --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             322,000
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              322,000
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.1%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                   ----------------------
CUSIP NO. 74369 7 104                 13D                Page 3 of 9 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VENTURE PARTNERS, L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/ (b) / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES               --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
          OWNED BY EACH                      240,000
            REPORTING              --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                   --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             240,000
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              240,000
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.3%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ----------------------
CUSIP NO. 74369 7 104                 13D                 Page 4 of 9 Pages
---------------------                                    ----------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/ (b) / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES               --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
          OWNED BY EACH                      652,000
            REPORTING              --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                   --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             652,000
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              652,000
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.2%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ----------------------
CUSIP NO. 74369 7 104                 13D                 Page 5 of 9 Pages
---------------------                                    ----------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /x/  (b)  / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES               --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
          OWNED BY EACH                      652,000
            REPORTING              --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                   --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             652,000
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              652,000
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.2%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   ----------------------
CUSIP NO. 74369 7 104                 13D                Page 6 of 9 Pages
----------------------                                   ----------------------


ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Stock"), of Protein Polymer Technologies, Inc., a Delaware corporation ("PPT"). The principal executive office of PPT is located at 10655 Sorrento Valley Road, San Diego, CA 92121.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Venture Partners, L.P., a Delaware limited partnership ("Venture"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF, Venture and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF and Venture, both of which is are investment limited partnerships. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Lampert is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

----------------------                                   ----------------------
CUSIP NO. 74369 7 104                 13D                Page 7 of 9 Pages
----------------------                                   ----------------------


ITEM 4.   PURPOSE OF TRANSACTIONS.

     The external environment for small, quality biotechnology companies is undergoing a period of rapid and profound change. The convergence of a depressed equity market, the possible slowing pace of a corporate partnering activity, and escalating cash burn rates could produce an industry shake-out in which financially conservative companies prosper and financially weak companies falter. This changing environment may call for managements and Boards to husband capital by significantly reducing cash burn rates and to otherwise alter preconceived business plans. If managed pro-actively and intelligently, this period could yield attractive returns for shareholders. However, the consequences of complacency and the potential for irreparable missteps are great. BVF may seek to work with company managements, Boards and shareholders to maximize shareholder value and, specifically, to protect the substantial value of funded, partnered programs from unnecessary dilution. BVF IS AMENDING ALL ITS 13-D FILINGS WITH THIS NOTICE.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 322,000 shares of the Stock, Venture beneficially owns 240,000 shares of the Stock, Partners beneficially owns 652,000 shares of the Stock, and BVF Inc. beneficially owns 652,000 shares of the Stock, approximately 3.1%, 2.3%, 6.2% and 6.2%, respectively, of the aggregate number of shares outstanding as of August 13, 1998 (as reported in PPT's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 322,000 shares of the Stock it beneficially owns with Partners. Venture shares voting and dispositive power over the 240,000 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 652,000 shares of the Stock they beneficially own with, in addition to BVF and Venture, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), and Biotechnology Value Fund, Ltd., a Cayman Islands
Corporation ("BVF Ltd.").   ILL10, and BVF Ltd. are collectively referred to
herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) No transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

----------------------                                   ----------------------
CUSIP NO. 74369 7 104                 13D                Page 8 of 9 Pages
----------------------                                   ----------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

----------------------                                   ----------------------
CUSIP NO. 74369 7 104                 13D                Page 9 of 9 Pages
----------------------                                   ----------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:  /s/ MARK N. LAMPERT
                  ------------------------------
                    Mark N. Lampert
                    President

     BIOTECHNOLOGY VENTURE PARTNERS, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:  /s/ MARK N. LAMPERT
                  ------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:  /s/ MARK N. LAMPERT
             ------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
        ------------------------------
          Mark N. Lampert
          President

                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, Biotechnology Venture Partners, L.P., a Delaware limited partnership, BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  September 8, 1998

        BIOTECHNOLOGY VALUE FUND, L.P.

        By:  BVF Partners L.P., its general partner

             By:  BVF Inc., its general partner


                  By: /s/ Mark N. Lampert
                      ---------------------------------
                      Mark N. Lampert
                      President


        BIOTECHNOLOGY VENTURE PARTNERS, L.P.

        By:  BVF Partners L.P., its general partner

             By:  BVF Inc., its general partner


                  By: /s/ Mark N. Lampert
                      ---------------------------------
                      Mark N. Lampert
                      President


        BVF PARTNERS L.P.

        By:  BVF Inc., its general partner


             By: /s/ Mark N. Lampert
                 ---------------------------------
                 Mark N. Lampert
                 President

        BVF INC.


        By: /s/ Mark N. Lampert
            ---------------------------------
            Mark N. Lampert
            President